SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Hawaiian Telcom Holdco, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

420031106
(CUSIP Number)

Michael Vinci
Twin Haven Capital Partners, L.L.C.
33 Riverside Avenue, 3rd Floor
Westport, Connecticut 06880
Telephone: (203) 293-1813
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Russell L. Leaf, Esq.
Michael E. Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

July 9, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420031106	Page 2 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Special Opportunities Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,457,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,457,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,457,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.57%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 420031106	Page 3 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Special Opportunities Partners III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,457,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,457,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,457,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.57%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 420031106	Page 4 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Special Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,153,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,153,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,153,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 420031106	Page 5 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Special Opportunities Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,153,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,153,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,153,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 420031106	Page 6 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Capital Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,610,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,610,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,610,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.52%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 420031106	Page 7 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Robert Webster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,599 *
	8	SHARED VOTING POWER 2,610,000
	9	SOLE DISPOSITIVE POWER 2,599 *
	10	SHARED DISPOSITIVE POWER 2,610,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,612,599 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.54% *
14	TYPE OF REPORTING PERSON IN
* Includes 2,599 shares of Common Stock issuable upon the settlement of outstanding restricted stock unit awards.

CUSIP No. 420031106	Page 8 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Paul Mellinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,610,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,610,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,610,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.52%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE
Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D filed on September 25, 2015 (the “Original Schedule 13D”), as amended on December 2, 2015 (“Amendment No. 1”) and March 14, 2016 (“Amendment No. 2”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 3 relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Hawaiian Telcom Holdco, Inc. (the “Company”), a corporation organized under the laws of the State of Delaware.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2.
Item 4.          Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended to include the following:
On July 9, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cincinnati Bell Inc., an Ohio corporation (“Parent”) and Twin Acquisition Corp., a Delaware corporation and a directly wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving the Merger.
On July 9, 2017, the Reporting Persons entered into a Voting Agreement (a copy of which is attached as Exhibit 99.3 hereto) (the “Voting Agreement”) with Parent pursuant to which the Reporting Persons agreed, among other things, (i) to (a) appear at any meeting of the stockholders of the Company called to vote upon the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement or otherwise cause a number of shares of Common Stock equal to the lesser of (x) 25% of the total number of outstanding shares of Common Stock as of such date and (y) the number of shares of Common Stock held by the Reporting Persons as of such date (such number of shares, the “Subject Shares”) to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted) all of such Subject Shares in favor of the adoption of the Merger Agreement and the approval of the terms thereof and of the Merger and each of the other transactions contemplated by the Merger Agreement (in each case, provided that the Merger Agreement shall not have been amended or modified without the Reporting Persons’ consent (1) to decrease the Merger consideration, (2) to change the form of Merger consideration or (3) otherwise in a manner adverse to the Reporting Persons), (ii) to vote (or cause to be voted) all of the Subject Shares against the following: (1) any Company Takeover Proposal or any Acquisition Agreement constituting or relating to any Company Takeover Proposal (as such terms are defined in the Merger Agreement) or (2) any amendment to the Company’s governance documents (other than pursuant to and as permitted by the Merger Agreement) or any other proposal, action, agreement or transaction that could reasonably be expected to (A) result in a breach of any covenant, agreement, obligation, representation or warranty of the Company contained in the Merger Agreement or of the Reporting Persons contained in the Voting Agreement, (B) prevent, impede, interfere or be inconsistent with, delay, discourage or adversely affect the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement or by the Voting Agreement, or (C) change in any manner the voting rights of the Common Stock (in each case, provided that the Merger Agreement shall not have been amended or modified without the Reporting Persons’ consent (1) to decrease the Merger consideration, (2) to change the form of Merger consideration or (3) otherwise in a manner adverse to the Reporting Persons), (iii) to not, directly or indirectly, sell, transfer, pledge, exchange, assign, tender or otherwise dispose of (including by gift, merger or otherwise by operation of law) any Subject Shares (or any interest therein) or any rights to acquire any securities or equity interests of the Company or enter into any contract, option, call or other arrangement with respect to the transfer of any Subject Shares, subject to certain exceptions, and to not enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares or rights to acquire any securities or equity interests of the Company, other than the Voting Agreement, and (iv) to not commit or agree to take any action inconsistent with or challenging the transactions contemplated by, or the terms of, the Voting Agreement.  Each Reporting Person has irrevocably appointed Parent and any other individual designated in writing by Parent, and each of them individually, such Reporting Person’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of such Reporting Person, to vote all of such Reporting Person’s Subject Shares in accordance with clauses (i) and (ii) of this paragraph.

The Voting Agreement will terminate upon the earlier of (i) the conclusion of the meeting of the stockholders of the Company called to vote upon the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement at which a vote upon the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement has occurred and the Subject Shares have been voted as specified in accordance with clauses (i) and (ii) of the preceding paragraph, (ii) the date of any amendment, waiver or modification to the Merger Agreement without the prior written consent of the Reporting Persons that has the effect of (1) decreasing the Merger consideration, (2) changing the form of Merger consideration, in each case, payable to the stockholders of the Company pursuant to the Merger Agreement in effect on the date of the Voting Agreement or (3) otherwise affecting the Reporting Persons in an adverse manner and (iii) the termination of the Merger Agreement in accordance with its terms, except for certain sections of the Voting Agreement which will survive and instead will expire upon the expiration of all rights of Parent thereunder.
The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the Voting Agreement included as Exhibit 99.3 to this Amendment No. 3, which is incorporated herein by reference.
On July 9, 2017, the Company and Twin Haven entered into Amendment No. 1 to Nomination, Standstill and Support Agreement (the “Standstill Agreement Amendment”).  The Standstill Agreement Amendment amends the Standstill Agreement to provide that, with respect to the transactions contemplated by the Merger Agreement and the Voting Agreement, (a) the obligation of the Reporting Persons to vote in accordance with the recommendation of the board of directors of the Company shall apply only with respect to the lesser of (i) all of the voting securities owned by Twin Haven and its affiliates, directly or indirectly, or (ii) the portion of such voting securities equal to not more than 25% of the aggregate voting securities then issued and outstanding, (b) the Reporting Persons will not be required to vote in accordance with the recommendation of the board of directors of the Company to the extent doing so would violate the terms of the Voting Agreement and (c) the entry into and compliance with the Voting Agreement will not be deemed to violate the terms and/or conditions of the Standstill Agreement.  The Company further agreed to reimburse Twin Haven up to $50,000 of its expenses.
The foregoing description of the Standstill Agreement Amendment is not complete and is qualified in its entirety by reference to the Standstill Agreement Amendment included as Exhibit 99.4 to this Amendment No. 3, which is incorporated herein by reference.
Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) of the Original Schedule 13D are hereby amended and restated as follows:
(a) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 11,587,963 shares of Common Stock issued and outstanding as of May 9, 2017, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2017, plus, where applicable, the number of shares of Common Stock issuable upon settlement of outstanding restricted stock unit awards.
Twin Haven III is the direct beneficial owner of 1,457,000 shares of Common Stock, constituting approximately 12.57% of the outstanding shares of Common Stock.  Twin Haven IV is the direct beneficial owner of 1,153,000 shares of Common Stock, constituting approximately 9.95% of the outstanding shares of Common Stock.  Mr. Webster beneficially owns 2,599 shares of Common Stock issuable upon settlement of outstanding restricted stock unit awards, constituting approximately 0.02% of the outstanding shares of Common Stock.  Each of GP III, GP IV, the Manager and Mr. Mellinger do not directly own any shares of Common Stock.  As the general partner of Twin Haven III, GP III may be deemed to beneficially own all 1,457,000 shares of Common Stock owned by Twin Haven III, constituting approximately 12.57% of the outstanding shares of Common Stock.  As the general partner of Twin Haven IV, GP IV may be deemed to beneficially own all 1,153,000 shares of Common Stock owned by Twin Haven IV, constituting approximately 9.95% of the outstanding shares of Common Stock.  As the manager of Twin Haven III and Twin Haven IV, the Manager may be deemed to beneficially own all 2,610,000 shares of Common Stock owned by Twin Haven III and Twin Haven IV, constituting approximately 22.52% of the outstanding shares of Common Stock.  As the managing members of each of GP III, GP IV and the Manager, each of Messrs. Webster and Mellinger may be deemed to beneficially own all 2,610,000 shares of Common Stock owned by Twin Haven III and Twin Haven IV, constituting approximately 22.52% of the outstanding shares of Common Stock.

The Reporting Persons expressly disclaim beneficial ownership of all shares of Common Stock not directly held thereby, except to the extent of any pecuniary interest therein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(b) None of the Reporting Persons, other than Mr. Webster, has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) Twin Haven III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,457,000 shares of Common Stock, constituting approximately 12.57% of such class of securities;

(ii) Twin Haven IV has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,153,000 shares of Common Stock, constituting approximately 9.95% of such class of securities;

(iii) GP III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,457,000 shares of Common Stock, constituting approximately 12.57% of such class of securities;

(iv) GP IV has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,153,000 shares of Common Stock, constituting approximately 9.95% of such class of securities;

(v)  The Manager has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,610,000 shares of Common Stock, constituting approximately 22.52% of such class of securities;

(vi) Mr. Webster has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 2,599 shares of Common Stock, constituting approximately 0.02% of such class of securities and Mr. Webster has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,610,000 shares of Common Stock, constituting approximately 22.52% of such class of securities; and

(vii) Mr. Mellinger has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,610,000 shares of Common Stock, constituting approximately 22.52% of such class of securities.

(c) There were no transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Item 4 of this Amendment No. 3 is incorporated by reference herein.  Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to include the following:

Exhibit 99.3:          Voting Agreement, dated July 9, 2017, by and among Cincinnati Bell Inc., Twin Acquisition Corp., Twin Haven Special Opportunities Fund III, L.P., Twin Haven Special Opportunities Partners III, L.L.C., Twin Haven Special Opportunities Fund IV, L.P., Twin Haven Special Opportunities Partners IV, L.L.C., Twin Haven Capital Partners, L.L.C., Robert Webster and Paul Mellinger (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Cincinnati Bell Inc., filed on July 10, 2017).

Exhibit 99.4:          Amendment No. 1 to the Nomination, Standstill, and Support Agreement, dated July 9, 2017, by and among Twin Haven Special Opportunities Fund III, L.P., Twin Haven Special Opportunities Partners III, L.L.C., Twin Haven Special Opportunities Fund IV, L.P., Twin Haven Special Opportunities Partners IV, L.L.C., Twin Haven Capital Partners, L.L.C. and Hawaiian Telcom Holdco, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Hawaiian Telcom Holdco, Inc., filed on July 10, 2017).

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  July 10, 2017

TWIN HAVEN SPECIAL OPPORTUNITIES FUND III, L.P.

By:	Twin Haven Special Opportunities Partners III, L.L.C., its general partner

By:	/s/ Robert Webster
Name: Robert Webster
Title: Managing Member

TWIN HAVEN SPECIAL OPPORTUNITIES PARTNERS III, L.L.C.

By:	/s/ Robert Webster
Name: Robert Webster
Title: Managing Member

TWIN HAVEN SPECIAL OPPORTUNITIES FUND IV, L.P.

By:	Twin Haven Special Opportunities Partners IV, L.L.C., its general partner

By:	/s/ Robert Webster
Name: Robert Webster
Title: Managing Member

TWIN HAVEN SPECIAL OPPORTUNITIES PARTNERS IV, L.L.C.

By:	/s/ Robert Webster
Name: Robert Webster
Title: Managing Member

TWIN HAVEN CAPITAL PARTNERS, L.L.C.

By:	/s/ Robert Webster
Name: Robert Webster
Title: Managing Member

/s/ Robert Webster
Robert Webster

/s/ Paul Mellinger
Paul Mellinger